BRUCE FUND, INC.

20 North Wacker Drive

Suite 2414

Chicago, Illinois 60606

(312) 236-9160

November 25, 2015

EDGAR CORRESPONDENCE

Chad Eskildsen

U.S. Securities & Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, N.E.

Washington, DC 20549

Re:	Bruce Fund, Inc. (SEC File Nos. 811-1528 and 2-27183)

Dear Mr. Eskildsen:

In response to your comments regarding the Form N-CSR and Form NP-X for Bruce Fund, Inc, we have made the following changes, finding no disagreements with your findings:

1. Filed an NP-X/A signed by the principal executive officer.

2. Made note that the forthcoming N-CSR filing, in Item 2(f) 1., include a reference that the Code of Ethics is hereby attached to the filing and include the cited 800 number to obtain a copy of the Code of Ethics.

In connection with these responses we hereby state that:

•	the fund is responsible for the accuracy and adequacy of the disclosures in the filings

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions, please contact me at (312) 236-9160.

Sincerely,

/s/ R. Jeffrey Bruce
R. Jeffrey Bruce
Vice President and Secretary